Supplemental Material for Financial Results for FY2016 (Consolidated)

< U.S. GAAP >

	FY2015										FY2016										FY2017
	1Q (2014/4-6)		2Q (2014/7-9)		3Q (2014/10-12)		4Q (2015/1-3)		12 months (’14/4-’15/3)		1Q (2015/4-6)		2Q (2015/7-9)		3Q (2015/10-12)		4Q (2016/1-3)		12 months (’15/4-’16/3)		Forecast 12 months (’16/4-’17/3)*
Vehicle Production (thousands of units)	2,239		2,209		2,196		2,286		8,930		2,093		2,166		2,146		2,171		8,576
(Japan) – including Daihatsu & Hino	1,016		1,031		994		1,084		4,125		941		1,000		1,010		1,030		3,981
[Daihatsu & Hino]	[232	]	[216	]	[230	]	[261	]	[939	]	[193	]	[187	]	[205	]	[224	]	[809	]
(Overseas) – including Daihatsu & Hino	1,223		1,178		1,202		1,202		4,805		1,152		1,166		1,136		1,141		4,595
[Daihatsu & Hino]	[81	]	[83	]	[77	]	[79	]	[320	]	[80	]	[68	]	[80	]	[74	]	[302	]
North America	504		467		486		476		1,933		527		462		464		516		1,970
Europe	127		125		150		154		556		135		132		152		145		565
Asia	474		454		439		462		1,829		372		438		414		382		1,605
Central and South America	67		71		69		59		267		65		75		55		60		255
Oceania	20		27		25		17		88		24		28		23		21		95
Africa	31		34		33		34		132		29		31		28		17		105
Vehicle Sales (thousands of units)	2,241		2,235		2,263		2,233		8,972		2,114		2,164		2,215		2,189		8,681		8,900
[First Half 6 months]									[4,477	]									[4,278	]	[4,300	]
(Japan) – including Daihatsu & Hino	506		524		498		626		2,154		470		514		493		583		2,059		2,240
[Daihatsu & Hino]	[155	]	[150	]	[165	]	[220	]	[690	]	[129	]	[137	]	[141	]	[186	]	[592	]	[640	]
(Overseas) – including Daihatsu & Hino	1,735		1,711		1,765		1,607		6,818		1,644		1,650		1,722		1,606		6,622		6,660
[Daihatsu & Hino]	[72	]	[82	]	[75	]	[76	]	[304	]	[76	]	[66	]	[70	]	[70	]	[282	]	[290	]
North America	710		685		712		607		2,715		729		684		728		698		2,839		2,850
Europe	207		207		220		225		859		206		201		210		226		844		920
Asia	385		369		374		361		1,489		328		325		362		329		1,345		1,410
Central and South America	106		110		106		101		422		98		112		90		93		392		390
Oceania	58		63		67		61		250		62		61		75		61		260		260
Africa	61		63		62		60		245		52		55		44		40		191		200
Middle East	206		213		222		190		830		167		210		211		158		744		630
Other	2		1		2		2		8		2		2		2		1		7
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,513		2,519		2,615		2,520		10,168		2,502		2,477		2,652		2,463		10,094		10,150
Housing Sales (units)	898		1,285		1,210		2,542		5,935		891		1,533		1,335		1,992		5,751		6,100

*	This forecast does not include the effects of suspension of operations on vehicle assembly lines in Japan, resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016.

Supplemental 1

Supplemental Material for Financial Results for FY2016 (Consolidated)

< U.S. GAAP >

	FY2015					FY2016						FY2017
	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)		Forecast 12 months (’16/4-’17/3)*
Foreign Exchange Rates
Yen to US Dollar Rate	102	104	114	119	110	121	122	121	115	120		as premise: 105
Yen to Euro Rate	140	138	143	134	139	134	136	133	127	133		as premise: 120
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	47.5	45.9	46.7	44.6	46.0	47.9	45.4	49.5	44.9	46.8		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	42.2	41.1	42.9	41.2	41.8	43.3	42.3	45.9	42.0	43.2
Number of Employees	342,872	343,511	343,716	344,109	344,109	349,131	349,508	349,766	348,877	348,877	(Note 1)
Net Revenues (billions of yen)	6,390.6	6,554.9	7,170.0	7,118.9	27,234.5	6,987.6	7,103.8	7,339.8	6,971.7	28,403.1		26,500.0
Geographic Information
Japan	3,296.5	3,554.2	3,655.8	3,897.1	14,403.8	3,501.9	3,720.2	3,851.6	3,685.6	14,759.4
North America	2,259.1	2,240.6	2,655.0	2,522.8	9,677.5	2,840.4	2,690.3	2,856.9	2,664.1	11,051.9
Europe	650.6	715.2	771.3	711.0	2,848.2	644.0	665.2	656.9	695.0	2,661.3
Asia	1,197.4	1,185.1	1,318.3	1,280.2	4,981.2	1,142.9	1,298.1	1,361.1	1,201.5	5,003.8
Other	591.9	614.0	684.2	558.9	2,449.2	596.2	588.5	558.8	466.5	2,210.2
Elimination	-1,605.0	-1,754.4	-1,914.8	-1,851.4	-7,125.7	-1,738.0	-1,858.6	-1,945.6	-1,741.3	-7,283.7
Business Segment
Automotive	5,914.6	6,032.5	6,609.6	6,505.1	25,062.1	6,411.3	6,471.5	6,715.0	6,379.4	25,977.4
Financial Services	377.4	399.9	437.7	446.0	1,661.1	470.3	479.6	483.9	462.2	1,896.2
All Other	258.3	296.9	301.0	399.4	1,255.7	256.9	294.5	283.0	342.7	1,177.3
Elimination	-159.7	-174.5	-178.4	-231.7	-744.5	-150.9	-141.9	-142.1	-212.7	-647.9
Operating Income (billions of yen)	692.7	659.2	762.8	635.7	2,750.5	756.0	827.4	722.2	548.3	2,853.9		1,700.0
(Operating Income Ratio) (%)	(10.8)	(10.1)	(10.6)	(8.9)	(10.1)	(10.8)	(11.6)	(9.8)	(7.9)	(10.0)		(6.4)
Geographic Information
Japan	365.9	352.8	424.8	427.8	1,571.4	475.8	482.3	392.7	326.5	1,677.5
North America	165.5	147.1	183.7	88.0	584.5	126.8	148.5	150.7	102.6	528.8
Europe	10.8	22.3	33.2	14.6	81.1	7.8	22.3	20.5	21.6	72.4
Asia	110.3	102.5	107.6	101.1	421.7	100.0	144.0	134.8	70.2	449.1
Other	34.0	43.9	29.3	4.2	111.5	38.0	28.8	25.0	16.9	108.9
Elimination	5.9	-9.4	-15.9	-0.2	-19.8	7.3	1.2	-1.6	10.2	17.1
Business Segment
Automotive	586.7	553.5	651.3	533.7	2,325.3	677.5	713.7	607.6	449.9	2,448.9
Financial Services	98.2	86.3	100.5	76.7	361.8	70.1	95.6	99.2	74.1	339.2
All Other	10.7	17.6	14.8	22.4	65.6	12.2	14.9	17.8	21.3	66.5
Elimination	-3.0	1.7	-3.7	2.8	-2.2	-4.0	2.9	-2.5	2.7	-0.7
Income before Income Taxes (billions of yen)	771.8	737.3	846.4	537.1	2,892.8	845.2	829.8	777.7	530.4	2,983.3		1,900.0
(Income before Income Taxes Ratio) (%)	(12.1)	(11.2)	(11.8)	(7.5)	(10.6)	(12.1)	(11.7)	(10.6)	(7.6)	(10.5)		(7.2)
Equity in Earnings of Affiliated Companies (billions of yen)	105.3	60.5	85.1	57.5	308.5	100.9	60.7	106.0	61.3	329.0		290.0
Net Income (billions of yen)	587.7	539.0	600.0	446.4	2,173.3	646.3	611.7	627.9	426.6	2,312.6		1,500.0	(Note 2)
(Net Income Ratio) (%)	(9.2)	(8.2)	(8.4)	(6.3)	(8.0)	(9.3)	(8.6)	(8.6)	(6.1)	(8.1)		(5.7)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	237.9	—	393.3	631.3	—	311.3	—	334.1	645.5	(Note 3)
Cash Dividends per Share (yen)	—	75	—	125	200	—	100	—	110	210
Payout Ratio (%)	—	21.1	—	37.6	29.0	—	25.0	—	32.2	28.3
Model AA Class Shares
Cash Dividends (billions of yen)	—	—	—	—	—	—	1.2	—	1.2	2.4	(Note 3)
Cash Dividends per Share (yen)	—	—	—	—	—	—	26	—	26	52

Value of Shares Repurchased (billions of yen) [actual purchase]	—	169.6	190.3	—	359.9	—	249.1	300.8	232.6	782.6	(Note 4)
Value of Shares Repurchased (billions of yen) [shareholder return]	—	—	—	293.3	293.3	—	139.3	—	500.0 (maximum )	639.3 (maximum	(Note 4) )(Note 5)
Number of Shares Canceled (thousands)	30,000	—	—	—	30,000	—	—	80,000	—	80,000	(Note 6)
Number of Outstanding Common Shares (thousands)	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,337,997	3,337,997	3,337,997
Number of Outstanding Model AA Class Shares (thousands)	—	—	—	—	—	—	47,100	47,100	47,100	47,100

*	This forecast does not include the effects of suspension of operations on vehicle assembly lines in Japan, resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016.

Supplemental 2

Supplemental Material for Financial Results for FY2016 (Consolidated)

< U.S. GAAP >

	FY2015					FY2016						FY2017
	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)		Forecast 12 months (’16/4-’17/3)*
R&D Expenses (billions of yen)	245.1	244.3	253.0	262.0	1,004.5	265.7	264.1	270.3	255.4	1,055.6		1,080.0
Depreciation Expenses (billions of yen)	183.2	193.0	209.1	220.8	806.2	200.3	216.7	226.8	241.2	885.1		930.0	(Note 7)
Geographic Information
Japan	92.8	101.7	112.3	127.3	434.2	99.5	115.7	121.3	129.4	466.2		530.0
North America	41.1	39.4	42.1	44.5	167.3	49.2	49.5	48.9	46.3	194.0		170.0
Europe	15.2	15.4	14.0	10.2	54.9	12.5	12.2	14.2	18.7	57.7		60.0
Asia	26.7	27.3	31.9	30.5	116.6	30.1	32.7	34.3	36.7	133.9		130.0
Other	7.2	9.0	8.5	8.2	33.0	8.9	6.4	7.9	9.8	33.1		40.0
Capital Expenditures (billions of yen)	208.2	231.9	265.8	471.3	1,177.4	300.1	260.4	303.5	428.3	1,292.5		1,350.0	(Note 7)
Geographic Information
Japan	97.8	119.3	119.8	238.9	575.9	109.1	141.6	145.2	250.8	646.8		755.0
North America	43.6	41.4	48.7	96.0	229.8	57.4	48.6	57.6	70.4	234.2		320.0
Europe	11.5	11.2	23.9	20.8	67.6	10.5	16.4	14.6	36.1	77.7		80.0
Asia	40.5	42.6	41.7	67.8	192.8	90.6	29.2	66.7	53.1	239.7		140.0
Other	14.6	17.1	31.5	47.7	111.1	32.4	24.4	19.2	17.7	93.9		55.0
Total Liquid Assets (billions of yen)	7,571.1	7,865.9	8,154.9	8,508.2	8,508.2	8,794.4	9,160.1	9,001.3	9,229.9	9,229.9	(Note 8)
Total Assets (billions of yen)	41,455.7	43,784.0	46,722.2	47,729.8	47,729.8	48,821.4	48,574.5	48,922.9	47,427.5	47,427.5
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	14,714.0	15,469.5	16,316.0	16,788.1	16,788.1	17,205.0	17,039.6	17,287.4	16,746.9	16,746.9
Return on Equity (%)	16.1	14.3	15.1	10.8	13.9	15.2	14.2	14.6	10.0	13.8	(Note 2)
Return on Asset (%)	5.7	5.1	5.3	3.8	4.9	5.4	5.0	5.2	3.5	4.9	(Note 2)
Number of Consolidated Subsidiaries (including Variable Interest Entities)					541					548
No. of Affil. Accounted for Under the Equity Method					54					54

Analysis of Consolidated Net Income for FY2016(Note 2) (billions of yen, approximately)	4Q (2016/1-3)	12 months (’15/4-’16/3)
Effects of Marketing Activities	-25.0	-120.0
Effects of Changes in Exchange Rates	-150.0	160.0
Cost Reduction Efforts	155.0	390.0
From Engineering	130.0	340.0
From Manufacturing and Logistics	25.0	50.0
Increases in Expenses, etc.	-60.0	-340.0
Other	-7.4	13.4
(Changes in Operating Income)	-87.4	103.4
Non-operating Income	80.7	-12.8
Equity in Earnings of Affiliated Companies	3.8	20.5
Income Taxes, Net Income Attributable to Noncontrolling Interests	-16.9	28.2
(Changes in Net Income)(Note 2)	-19.8	139.3

*	This forecast does not include the effects of suspension of operations on vehicle assembly lines in Japan, resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016.

Supplemental 3